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                         SUBSIDIARIES OF THE REGISTRANT

Lung Rx, Inc., a Delaware corporation.

SynQuest, Inc., an Illinois Corporation.

United Therapeutics Europe, Ltd., a United Kingdom Company.

Unither Pharmaceuticals, Inc., a Delaware Corporation.

Unither Telemedicine Services, Inc., a Delaware Corporation.